Exhibit (a)(5)(A)

Quest Diagnostics to Acquire Celera, Strengthening Position
As World’s Leading Innovator in Molecular Diagnostics and Development

-- Provides Immediate Access to Proprietary Genetic Tests and Pipeline of Biomarkers to Drive Sustainable Growth --

-- Berkeley HeartLab Brings Unique Esoteric Cardiovascular Test Offering and Specialized Sales Force --

-- Adds Leading Genetic IVD Products and Development Capability --

-- Transaction Valued at Approximately $344 Million, Net of Acquired Cash and Short-Term Investments--

MADISON, NJ, and ALAMEDA, CA, March 18, 2011 -- Quest Diagnostics Incorporated (NYSE: DGX), the world’s leading provider of diagnostic testing, information and services, and Celera Corporation (NASDAQ:CRA), one of the world’s pioneers in genetic diagnostics discovery and development, announced today that they have entered into a definitive merger agreement under which Quest Diagnostics will acquire Celera for $8 per share, representing a transaction value of approximately $344 million, net of $327 million in acquired cash and short-term investments. The transaction value is expected to be further reduced through the realization of a significant portion of Celera’s available tax credit and net operating loss carryforwards and capitalized R&D, which totaled $117 million at the end of 2010. The transaction was approved by the boards of directors of both companies. Celera generated revenues of $128 million in 2010.

“For Quest Diagnostics, this is an important transaction which will further strengthen our leadership position in molecular diagnostics discovery and development and drive sustainable revenue growth. We will gain immediate access to an impressive range of proprietary tests and products, and a strong pipeline of biomarkers for the future,” said Surya N. Mohapatra, Ph.D., Chairman and Chief Executive Officer of Quest Diagnostics. “This transaction advances our growth strategy to be the leading innovator and provider of esoteric and gene-based testing for cancer, cardiovascular disease, infectious disease and neurological disorders,” continued Dr. Mohapatra. “I am pleased at the prospect of Celera’s CEO Kathy Ordoñez and key members of her team becoming part of Quest Diagnostics.”

Kathy Ordoñez, Chief Executive Officer of Celera, stated: “We are pleased to have reached an agreement through which Celera and our Berkeley HeartLab become part of the world’s most respected diagnostic testing company. Our discovery and validation of new biomarkers has exceeded our capacity to commercialize them. Combining Celera’s expertise in genetics with Quest Diagnostics’ medical leadership, market access and scale is expected to speed the realization of our vision to personalize medicine. We believe this is a compelling transaction that accelerates the delivery of value to our shareholders.”

Quest Diagnostics will acquire strategic assets and capabilities through the transaction, including:

  Immediate Access to Proprietary Genetic Tests and Pipeline of Biomarkers to Drive Sustainable Growth. Celera was founded to sequence the human genome and identify links between genetic variations and disease states. Its renowned discovery program has identified numerous genetic biomarkers that assess disease risk or help clinicians select appropriate therapies for many diseases. Celera has generated a portfolio of proprietary genetic biomarkers for numerous key clinical needs across the disease spectrum, and has about 100 issued or pending patents. In addition, Celera’s current research and development pipeline is focused on cardiovascular disease and cancer and is expected to produce significant value.

  Berkeley HeartLab’s Unique Test Offering and Specialized Sales Force Enhances Leading Position in Gene-based and Esoteric Cardiovascular Testing. Berkeley HeartLab offers proprietary cardiovascular tests sold through its specialized sales force and supported by clinical educators who provide patient disease management services. Its leading tests include: HDL and LDL lipoprotein analysis to help characterize a patient’s cardiovascular disease risk; KIF6 genotyping test to predict risk of coronary heart disease and response to statin therapy; 9p21 genotyping test to predict the risk of early onset myocardial infarction; and LPA genotyping test to predict risk of coronary heart disease and response to aspirin therapy.

  Adds Leading Genetic In Vitro Diagnostics (IVD) Products and Development Capability. Celera develops, manufactures and commercializes test kits and reagents and is a leading provider of molecular test products for transplantation genetics, Cystic Fibrosis, HIV drug resistance and Fragile X syndrome.

Quest Diagnostics expects the acquisition to be dilutive to its GAAP earnings per share by an immaterial amount in 2011, before anticipated charges related to the transaction. The acquisition is not expected to have a material impact on Quest Diagnostics’ 2012 EPS. Assuming a close of the transaction at the end of April, 2011, Quest Diagnostics expects Celera to add just over 1% to its 2011 revenue growth.

Under the terms of the definitive merger agreement, Quest Diagnostics, through a wholly-owned subsidiary, will promptly commence a cash tender offer to purchase all the outstanding shares of common stock of Celera for $8 per share in cash. The tender offer is expected to be commenced within seven business days of today’s date, and will be followed by a merger, in which all the shares of Celera common stock that have not been tendered into the tender offer will be converted into the right to receive $8 per share in cash. The completion of the tender offer is subject to the satisfaction of customary conditions, including that a majority of the outstanding shares of Celera common stock (calculated on a fully-diluted basis) are tendered into the tender offer. The transaction is subject to customary closing conditions. The transaction is not subject to any financing condition as Quest Diagnostics has secured fully committed bridge financing for the transaction.

Celera is today reporting its financial results for the fourth quarter and full year 2010 in a separate press release.

Conference Call Today at 8:30 a.m. Eastern Time

Quest Diagnostics will discuss the transaction during a conference call for investors today at 8:30 a.m. Eastern Time. The public may access the conference call through a live audio webcast available on Quest Diagnostics’ Investor Relations Internet site at www.QuestDiagnostics.com/investor. The conference call can also be accessed in listen-only mode by dialing 415-228-4961, passcode 3214469. The company suggests participants dial in approximately 10 minutes before the call. Registered analysts may access the call at: http://www.streetevents.com/. In addition, a replay of the call may be accessed online at www.QuestDiagnostics.com/investor or by phone in the U.S. at 800-685-0912 toll-free for domestic callers, or 402-998-0879 for international callers. No access code will be required.

Telephone replays will be available from 10:30 a.m. Eastern Time on March 19 until midnight Eastern Time on April 18, 2011.

About Quest Diagnostics
Quest Diagnostics is the world’s leading provider of diagnostic testing, information and services that patients and doctors need to make better healthcare decisions. The company offers the broadest access to diagnostic testing services through its network of laboratories and patient service centers, and provides interpretive consultation through its extensive medical and scientific staff. Quest Diagnostics is a pioneer in developing innovative diagnostic tests and advanced healthcare information technology solutions that help improve patient care. More information is available at: www.QuestDiagnostics.com

About Celera
Celera is a healthcare business delivering personalized disease management through a combination of products and services incorporating proprietary discoveries. Berkeley HeartLab, a subsidiary of Celera, offers services to predict cardiovascular disease risk and improve patient management. Celera also commercializes a wide range of molecular diagnostic products through Abbott and has licensed other relevant diagnostic technologies developed to provide personalized disease management in cancer and liver diseases. Information about Celera Corporation, including reports and other information filed by the company with the Securities and Exchange Commission, is available at http://www.Celera.com.

The statements in this press release related to Quest Diagnostics, Celera and the acquisition of Celera by Quest Diagnostics which are not historical facts may be forward-looking statements. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date that they are made and which reflect management’s current estimates, projections, expectations or beliefs and which involve risks and uncertainties that could cause actual results and outcomes to be materially different.

Risks and uncertainties related to the acquisition of Celera by Quest Diagnostics that could cause results to differ from expectations include: uncertainties as to the timing of the transaction; uncertainties as to how many of Celera’s shareholders will tender their shares in the offer; the risk that competing offers will be made; the possibility that various closing conditions may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of disruption from the transaction and the fact that the announcement and pendency of the transactions may make it more difficult to maintain relationships with employees, customers, vendors and other business partners; actual or contingent liabilities; Quest Diagnostics’ ability to realize the projected synergies from its acquisition of Celera; risks relating to the integration of the technologies and businesses of Quest Diagnostics and Celera; other risks associated with business combinations; and other uncertainties related to the business of Quest Diagnostics and Celera. In addition, tests described in this release are subject to all risks inherent in the test development process, and there can be no assurance that the development of these tests will be commercially successful.

Forward-looking statements in this release should be evaluated with other risks and uncertainties that may affect the future results of Quest Diagnostics and Celera including, but are not limited to: industry conditions; adverse results from pending or future government investigations, lawsuits or private actions; the competitive environment; changes in government and healthcare regulations; changing relationships with customers, payers, provider networks, suppliers and strategic partners; Celera’s use of novel and unproven methods to discover markers for the development of new diagnostic products, which may not be successful; Celera’s scientific discoveries may not be replicated in studies by other investigators, which may negatively impact the acceptance of, or reimbursement for, Celera’s diagnostic products and testing services; demand for Celera’s diagnostic products may be adversely affected if users of these products cannot receive adequate reimbursement for these products from third party payors such as private insurance companies and government insurance plans; additional risks and uncertainties from the restatement of Celera’s consolidated financial statements and certain matters related to Celera’s internal controls over financial reporting and disclosure controls and procedures; and other factors discussed in Quest Diagnostics’ and Celera’s filings with the Securities and Exchange Commission (“SEC”), including each company’s 2010 Annual Report on Form 10-K and Current Reports on Form 8-K, and the tender offer documents to be filed by Spark Acquisition Corporation, a subsidiary of Quest Diagnostics, as well as the Solicitation/Recommendation Statement to be filed by Celera.

Additional Information About the Tender Offer

The tender offer described in this release has not yet commenced, and this release is neither an offer to purchase nor a solicitation of an offer to sell securities. At the time that the tender offer is commenced, Quest Diagnostics will cause its wholly-owned subsidiary, Spark Acquisition Corporation, to file with the SEC a tender offer statement on Schedule TO (including the offer to purchase, letter of transmittal and related tender offer documents). Following the commencement of the tender offer, Celera will file with the SEC a tender offer solicitation/recommendation statement on Schedule 14D-9. Investors and Celera stockholders are strongly advised to read these documents carefully, because they will contain important information. These documents will be available at no charge on the SEC’s website at www.sec.gov. In addition, a copy of the offer to purchase, letter of transmittal and certain related tender offer documents (once they become available) may be obtained free of charge by directing a request to Quest Diagnostics at 973-520-2900. A copy of the tender offer statement and Celera’s solicitation/recommendation statement on Schedule 14D-9 will be made available to all stockholders of Celera free of charge at www.celera.com.

Contact for Celera: David Speechly, PhD +1-510-749-1853

Contacts for Quest Diagnostics: Kathleen Valentine (Investors), +1-973-520-2900, or Gary Samuels, (Media), +1-973-520-2800